  Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: Sphere 3D Corp.

Subject Company: Gryphon Digital Mining, Inc.

SEC File No. of Sphere 3D Corp.: 333-262011

This Form 425 filing consists of the following press release of Sphere 3D Corp. (“Sphere 3D”), which has content relating to the proposed merger transaction (the “Merger”) in which Sphere 3D will acquire all of the issued and outstanding capital stock of Gryphon Digital Mining, Inc. (“Gryphon”). To effect the Merger, Sphere GDM Corp., a Delaware corporation and a wholly-owned subsidiary of Sphere 3D (“Merger Sub”), will merge with and into Gryphon, with Gryphon surviving under the name Gryphon Digital Mining USA, Inc., as a wholly-owned direct subsidiary of Sphere 3D, and Sphere 3D will issue common shares in exchange for all of the issued and outstanding capital stock of Gryphon, pursuant to the terms of an Agreement and Plan of Merger, dated June 3, 2021, as amended on December 29, 2021, by and among Sphere 3D, Gryphon and Merger Sub.

SPHERE 3D TO GROW ITS BITCOIN MINING CAPACITY TO 32 EXAHASH

THROUGH THE PURCHASE OF 60,000 NUMINER NM440 BTC MINERS

•	Upon full deployment, Sphere 3D will be one of the largest carbon neutral bitcoin miners in the world.
•	Sphere 3D enters into an agreement to acquire 60,000 next-generation NuMiner bitcoin miners operating at 440 TH/s for a total capacity of 26.4 EH/s.
•	Sphere 3D previously contracted to purchase 60,000 ANTMINER S19j Pro miners totaling 6.0 EH/s for delivery in calendar year 2022.
•	Total consideration for NuMiner machines includes ~$400 million of Sphere 3D capital stock, $29 million in cash, a Sphere 3D option to utilize up to $1.1 billion in vendor purchase financing and up to $185 million of additional milestone payments as discussed below, for a total of up to $1.7 billion for 26.4 EH/s.

TORONTO, Ontario, Canada, February 3, 2022 – Sphere 3D Corp. (Nasdaq: ANY) (“Sphere 3D” or the “Company”), dedicated to becoming the leading carbon neutral bitcoin mining company operating at enterprise scale, has entered into an agreement to purchase 60,000 units of new NM440 bitcoin miners from NuMiner Global, Inc. (“NuMiner”), the exclusive distributor for all NuMiner Technologies Inc. products. The NM440 was introduced to the market for the first time today and features a hash rate of 440 TH/s and a power efficiency ratio of 20.2 J/T.

Based on current delivery schedules, the Company will receive 12 pre-production NM440s for final evaluation and testing to completed on or before June 1, 2022. Upon the successful completion of the final evaluation and testing, deployment will consist of 1,000 miners in June 2022 and approximately 10,000 NM440’s per month from September 2022 to February 2023. Under the terms of the agreement, the Company is also granted an option to acquire an additional 26.4 EH/s of production at the same commercial terms as well as the exclusive right of first refusal on all future NuMiner products and software enhancements.

The purchase terms for the 60,000 NM440s amount to a maximum purchase price of $1.7 billion including:

•	$429 million in down payments, including approximately $400 million in common and preferred stock, subject to regulatory approval, and $29 million in cash;
•	$1.1 billion in vendor financing from NuMiner at the option of Sphere 3D and subject to execution of additional definitive documentation; and
•	Additional milestone payments of approximately $185 million based on a sliding scale contingent on the reduction of J/T delivered NM440s below the current 20.2 J/T.

As part of the transaction, Anthony Melman, Chair of the NuMiner Global Board of Directors, will be appointed to the Sphere 3D Board of Directors, which is anticipated to be effective in March 2022.

“Sphere 3D is proud to be NuMiner’s launch partner. We continue to focus on the growth of our mining operations, and the agreement to purchase the NM440 provides us the ability to increase our EH/s capacity on order by 440% over the next 13 months. The NM440 should also increase our overall efficiency, further improving margins and profitability as we scale our mining operations,” said Peter Tassiopoulos, Chief Executive Officer of Sphere 3D. "The reduction in energy consumption per TH/s further exemplifies our shared commitment to ESG leadership in the industry.”

Mr. Tassiopoulos added, “I look forward to welcoming Tony Melman to the Board of Sphere 3D. Tony has extensive experience in the technology sector, M&A and governance, and will be a welcome addition.”

This purchase puts Sphere 3D on pace to be one of the largest carbon neutral bitcoin miners. The Company’s contracted deliveries represent a total hashrate of 32.4 EH/s if fully deployed today, which would be equivalent to approximately 14% of the current global network hashrate1. The Company’s mining assets are expected to include 120,000 miners comprising 60,000 NM440s, projected to represent 26.4 EH/s, and 60,000 ANTMINER S19j Pros. Gryphon Digital Mining, Inc., Sphere 3D’s proposed merger partner, currently has 3,000 machines in operation and an additional 500 machines that Gryphon has now deployed on behalf of Sphere 3D, as well as another 500 expected to be operational by the end of the month.

Iain Kennedy, Chief Executive Officer of NuMiner Global, said, “Our agreement with Sphere 3D provides an enterprise scale deployment path for our next generation bitcoin miners. By significantly reducing the cost and energy consumption of bitcoin mining, we are accelerating an industry shift toward renewable and sustainable energy. In addition, this agreement allows Sphere 3D to quickly expand their hashrate and become one of the largest bitcoin miners in the global bitcoin mining industry.”

Rob Chang, CEO of Gryphon Digital Mining, said, “We are looking forward to joining the Sphere team and partnering with NuMiner with its cutting-edge technology in the NM440. This collaboration will continue our competitive advantage of focusing our operations on the most efficient miners available in the market. Gryphon Digital Mining, as one of the first signatories of the Crypto Climate Accord, supports NuMiner’s focus on prioritizing customers that are carbon neutral.“

About Anthony Melman. Dr. Anthony Melman is a financial industry veteran currently serving as Board Chair & CEO of Nevele Inc., a private consulting firm focused on strategic initiatives, emphasizing M&A and financing strategies. Prior to Nevele, Dr. Melman served as CEO of Acasta Capital and for more than 22 years as Managing Director and Partner of Onex Corporation. He also was Head of Global Project and Acquisition Financing for the Canadian Imperial Bank of Commerce, served on the Board and was Chair of the Finance Committee of CP Rail and was previously on the Board of the Ontario Lottery and Gaming Corporation and the University of Toronto Asset Management Corporation.

1If all miners were deployed today; the miners would represent 14% of the total hashrate today. The total network hash rate data is calculated by a third-party, which is available here: https://www.blockchain.com/charts/hash-rate. Data from third-party sources has not been independently verified.

About Sphere 3D Corp. Sphere 3D Corp. (NASDAQ: ANY) is dedicated to becoming the leading carbon neutral bitcoin mining company operating at enterprise scale. The Company also delivers data management solutions via hybrid cloud, cloud and on-premises implementations both directly and through its reseller network and professional services organization. In addition, Sphere 3D has entered into an Agreement and Plan of Merger with Gryphon Digital Mining. For more information on Sphere 3D, please visit www.sphere3d.com.

On June 3, 2021, Sphere 3D and its wholly-owned (“Merger Sub”) entered into an Agreement and Plan of Merger, dated June 3, 2021, as amended on December 29, 2021, with Gryphon Digital Mining, Inc. pursuant to which Merger Sub will merge with and into Gryphon, with Gryphon Digital Mining surviving under the name Gryphon Digital Mining USA, Inc., as a wholly-owned direct subsidiary of Sphere 3D, and Sphere 3D will issue common shares in exchange for all of the issued and outstanding capital stock of Gryphon Digital Mining,

About NuMiner Global, Inc. NuMiner Global, Inc. is focused on delivering bitcoin’s most powerful, efficient and profitable mining technology. NuMiner’s next-generation bitcoin mining ecosystem offers unmatched processing power, significantly reduced energy consumption and enhanced blockchain-based verification processes – designed to enable industry-leading profits. In reducing the cost and energy consumption of bitcoin mining and engaging with customers that commit to environmentally friendly practices, NuMiner is at the forefront of promoting an industry shift toward renewable and sustainable energy. NuMiner Global is the exclusive distributor of NuMiner Technologies’ next-generation NM440 miners and all subsequent products. Learn more at www.NuMiner.com . Follow us on Twitter @NuMinerGlobal and LinkedIn @NuMinerGlobal.

About Gryphon Digital Mining, Inc. Gryphon Digital Mining is an innovative venture in the cryptocurrency space dedicated to helping bring digital assets onto the clean energy grid. With a talented leadership team coming from brands like Netflix, Disney, Facebook, Google, and Cantor Fitzgerald, Gryphon Digital is assembling experts from across the globe to improve digital asset network infrastructure. Its Bitcoin mining operation has a zero-carbon footprint and the company’s long-term strategy is to be the first vertically integrated crypto miner with a wholly-owned, 100 percent renewable energy supply. More information is available on https://gryphondigitalmining.com/.

Sphere 3D Investor Relations Contacts:

NMN Advisors

Sphere3d@nmnadvisors.com

Sphere 3D Contacts:

Kurt Kalbfleisch

+1-858-495-4211

Kurt.kalfleisch@sphere3d.com

Forward-Looking Statements Any statements in this press release that are not statements of historical fact constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements regarding the proposed acquisition by the Company of bitcoin miners from NuMiner Global Inc. (“NuMiner”) and other contemplated transactions (including statements relating to the delivery schedule of the bitcoin miners to be purchased by the Company from NuMiner (the “NuMiner Miners”), the operating specifications of the NuMiner Miners to be purchased from NuMiner, the operating efficiencies to be achieved by the use of the NuMiner Miners, the number of the Company’s bitcoin miners to be in operation at different points of time and the ability of the Company  to raise additional capital to complete its purchase of the NuMiner Miners), and statements regarding the nature, potential approval and commercial success of the Company and NuMiner and its product line and the miners provided by NuMiner, the ability the Company to install and integrate the NuMiner Miners with the Company’s existing bitcoin miners, and the timing and willingness of Tony Melman, the Chair of the NuMiner board of directors, to join the Company’s board of directors. These statements also include statements regarding the proposed merger of the Company and Gryphon Digital Mining, including, but not limited to, statements regarding (i) expectations regarding the timing, completion and expected benefits of the proposed transaction, (ii) plans, objectives and intentions with respect to future operations, customers and the market, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are usually identified by the use of words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “ideal,” “may,” “potential,” “will,” “could” and similar expressions. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors and risks. These factors, risks and uncertainties include, but are not limited to: risks relating to the completion of the purchase of the NuMiner Miners from NuMiner, including the risks associated with the Company’s ability to raise additional capital to finance the acquisition of the NuMiner Miners and the Company’s ongoing operations of the business and the need for stockholder approval in connection with the issuance of certain Common Shares to NuMiner; risks related to the Company’s ability to correctly estimate and manage its operating expenses and its expenses associated with the financing and acquisition of the NuMiner Miners; the ability of the Company to remain listed on the Nasdaq Capital Market; and the risks that the NuMiner Miners will initially and continually operate at the levels expected based upon their preliminary specifications. Additional factors, risks and uncertainties relating to the proposed merger of the Company and Gryphon Digital Mining include the risk that the transaction may not be completed in a timely manner or at all; the effect of the announcement or pendency of the transaction on our business relationships, results of operations and business generally; risks that the proposed transaction disrupts current plans and operations; the risk of litigation and/or regulatory actions related to the proposed transaction; potential impacts of the COVID-19 pandemic; and general market, political, economic and business conditions. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D’s registration statement on Form F-4, reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov. In addition, the forward-looking statements included in this press release represent the Company’s, NuMiner’s and Gryphon Digital Mining’s views as of the date hereof. The Company, NuMiner and Gryphon Digital Mining anticipate that subsequent events and developments will cause their respective views to change. However, while the Company, NuMiner or Gryphon Digital Mining may elect to update these forward-looking statements at some point in the future, the Company, NuMiner and Gryphon Digital Mining specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s, NuMiner’s or Gryphon Digital Mining’s views as of any date subsequent to the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be made in respect of a proposed business combination involving Sphere 3D and Gryphon Digital Mining. Sphere 3D will file relevant materials with the SEC in connection with the proposed transaction, including a registration statement on Form F-4 and the proxy statement/prospectus forming a part thereof. Under the proposed terms, promptly after the registration statement on Form F-4 is declared effective under the Securities Act and its proxy statement/prospectus is filed with the SEC, Sphere 3D will mail or otherwise make available the proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the special meeting of shareholders relating to the proposed transaction. SPHERE 3D SHAREHOLDERS ARE ADVISED TO CAREFULLY READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN RESPECT OF THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

SPHERE 3D URGES ITS SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Sphere 3D (when they become available) may be obtained free of charge on Sphere 3D’s website at www.sphere3d.com.

No Offer or Solicitation

This communication shall not constitute a solicitation of proxy, an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors and executive officers of Sphere 3D may be deemed to be participants in the solicitation of proxies from the shareholders of Sphere 3D in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above, which is available free of charge as described above.

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